Bradley Reed, P.C. To Call Writer Directly:	300 North LaSalle Chicago, IL 60654 United States	Facsimile:
+1 312 862 7351	+1 312 862 2000	+1 312 862 2200
bradley.reed@kirkland.com
www.kirkland.com

January 15, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey McKoy
Kevin Vaughn
Jeffrey Gabor
Joe McCann

Re:	Diversey Holdings, Ltd.
Draft Registration Statement on Form S-1
Submitted November 12, 2020
CIK No. 0001831617

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Diversey Holdings, Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “we,” “us” or “our”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 9, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Amendment that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

January 15, 2021

Prospectus Summary
Company Overview, page 1

1.             Please revise the last paragraph of the Overview to quantify the amount of debt outstanding.

Response

In response to the Staff’s comment, the Company has updated its disclosure on page 3 of the Amendment to disclose the amount of its outstanding indebtedness as of December 31, 2020.

Our Sponsor, page 7

2.             Please tell us why it is appropriate to identify Bain as your "Sponsor." In this regard, please clarify whether Bain has any duties, obligations or roles beyond that of a controlling shareholder. Once known, also quantify Bain's beneficial ownership stake following the offering.

Response

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that pursuant to a management agreement between an affiliate of Bain Capital Private Equity (“Bain Capital”) and affiliates of the Company, Bain Capital provides the Company and our affiliates with general business consulting services, financial, managerial and operational advice, advisory and financial and strategic planning analysis, as disclosed on pages 119 and 120 of the Amendment. The Company has updated its disclosure on pages ii, 10 and 104 to reflect that the defined terms “Bain Capital” and our “Sponsor” both refer to the same parties, which are affiliates of Bain Capital Private Equity. Upon completion of the Offering, the Management Agreement will be terminated, and our Sponsor will not have any formal duties, obligations or roles beyond that of a controlling shareholder.

The Company respectfully submits that information regarding the beneficial ownership of our Sponsor following the offering will be reflected in the Registration Statement as soon as such information is known.

3.             With reference to the "Basis of Presentation" that you include prior to the Summary, please revise the "Our Sponsor" section of the Summary to discuss the 2017 Acquisition, including the consideration paid and the debt issued. Explain briefly the purpose and effect of the Reorganization Transactions.

Securities and Exchange Commission

January 15, 2021

Response

In response to the Staff’s comment, the Company has updated its disclosure in the section of the Amendment entitled “Summary—Our Sponsor” on page 10 to include our Sponsor’s equity contribution in connection with the 2017 Acquisition.

The Company respectfully advises the Staff that the purpose of the Reorganization Transactions is to effect a simple restructuring among the equityholders of Constellation such that the same persons who were the equityholders of Constellation become the shareholders of the Company. In connection with the Reorganization Transactions, the existing holders of equity interests in Constellation will exchange their equity interests for ordinary shares of the Company, after which such holders will have received the outstanding ordinary shares of the Company prior to the completion of the Offering.

Summary Condensed Consolidated and Combined Financial Data, page 10

4.             The non-GAAP measure that you present on page 11 as EBITDA includes an adjustment to exclude goodwill impairment, which is not does not appear appropriate based on the definition of EBITDA. Please amend your filing to relabel this measure or revise its computation to more accurately reflect its definition.

Response

The Company acknowledges the Staff’s comment and respectfully points the Staff to its updated disclosure on pages 15, 64 and F-71 which corrects the placement of the line item for goodwill impairment as an adjustment in the calculation of non-GAAP consolidated Adjusted EBITDA.

Market and Industry Data, page 35

5.             Please tell us whether you commissioned any of the market or industry data cited in the prospectus.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that none of the market or industry data cited in the Company’s disclosures were commissioned by the Company for use in the Registration Statement. The market and industry data cited throughout the prospectus is publicly available.

Securities and Exchange Commission

January 15, 2021

Use of Proceeds, page 36

6.             Please revise to identify each type of debt that you intend to repay and the respective amount. Refer to Instruction 4 to Regulation S-K, Item 504. Also tell us whether Bain or any affiliates hold any of the debt that you intend to repay with offering proceeds.

Response

The Company respectfully advises the Staff that it will update its disclosure in a subsequent amendment to the Registration Statement with the details of the indebtedness to be repaid with the proceeds from the Offering, prior to requesting that the Registration Statement be declared effective, when such details are known.

In response to the Staff’s comment, the Company advises that neither Bain or any of its affiliates holds any of the debt intended to be repaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19, page 45

7.             You outline unanticipated expenses in fiscal 2020 due to the impact of COVID-19. Additionally, on page 46 you discuss that you have experienced an increase in demand for infection prevention product ranges, specifically disinfectants, sanitizers and hand care in 2020 related to COVID-19. Please amend your filing to include disclosure to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation S- K and Release No.33-8350 for guidance.

Response

The Company acknowledges the Staff’s comment to include an enhanced discussion of trends and uncertainties that had and are likely to have in the future, a material impact on its business, revenue or results of operations due to COVID-19. The Company advises the Staff that it will include such disclosure in a subsequent amendment to the Registration Statement, prior to requesting that the Registration Statement be declared effective, in conjunction with the Company’s submission of its audited financial statements for fiscal year 2020, in which the recent impact of the COVID-19 pandemic is most appropriately illustrated and quantified.

Aggregated Year Ended December 31, 2017, page 49

8.             You present and discuss aggregated results of operations of the Predecessor and Successor periods. Please note that it is generally inappropriate to combine financial information for Predecessor and Successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your Predecessor and Successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent your revised presentation includes a supplemental discussion of your results on a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

Securities and Exchange Commission

January 15, 2021

Response

The Company acknowledges the Staff's view that it is generally inappropriate to combine financial information for Predecessor and Successor periods for purposes of MD&A discussion. As previewed orally with the Staff, the Company advises the Staff that in a subsequent amendment, prior to the effectiveness of the Registration Statement, it intends to include financial statements for the year ended December 31, 2020 and exclude those for the year ended December 31, 2017. Accordingly, rather than revise its MD&A to separately present and discuss the historical results of its Predecessor and Successor periods, it will (at the time of filing such subsequent amendment) omit entirely any discussion of the results of operations for the year ended December 31, 2017 such that any discussion in the MD&A will be with respect to the Successor period only. The resulting presentation will be in compliance with Item 303 of Regulation S-K, which states that the discussion in the MD&A shall cover the periods covered by the financial statements included in the filing.

Notwithstanding the above, the Company respectfully submits that the presentation of arithmetically combined operating results for 2017 is useful as a basis for comparing the results of the combined period against the results of the other annual periods presented, and also believes that such presentation is consistent with other initial public offerings that have presented operating results for historical periods as the arithmetic sum of the relevant Predecessor and Successor periods without including pro forma adjustments pursuant to S-X Article 11. See, e.g., Dave & Buster’s Entertainment, Inc. (Form S-1 effective October 09, 2014, File No. 333-198641), CommScope Holding Company, Inc. (Form S-1 effective October 24, 2013, File No. 333-190354) and Bojangles, Inc. (Form S-1 effective May 7, 2015, File No. 333-203268). While the Company acknowledges that the Predecessor and Successor periods represent two different bases of accounting, the Company respectfully submits that the presentation of combined results is intended merely to facilitate comparisons of the combined period against the other annual periods presented, and is not intended to represent what the Company’s operating results would have been had the 2017 Acquisition occurred at the beginning of the period.

Securities and Exchange Commission

January 15, 2021

Critical Accounting Policies and Use of Estimates
Impairment of Long-Lived Assets, page 70

9.             Intangible assets account for approximately 53% of total assets as of December 31, 2019. Given the significance of your intangible assets please enhance your disclosure to provide readers with a better understanding into management's judgments in accounting for long-lived assets, please consider disclosing the following:

•	Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; .

•	Sufficient information to enable a reader to understand how you determine the undiscounted cash flow of assets or groups of assets and the significant estimates and assumptions used in your determination and whether certain estimates and assumptions are more subjective than others;

•	If applicable, how the assumptions and methodologies used for valuing intangible assets in the current year have changed since the prior year, highlighting the impact of any changes, and;

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Response

The Company acknowledges the Staff's comment and respectfully points the Staff toward its enhanced disclosure on page 73. The Company respectfully advises the Staff that for the financial reporting periods presented in the Amendment, we have not experienced a triggering event with respect to our long-lived assets or asset groups and accordingly, have not been required to prepare an undiscounted cash flow or fair value analysis for these items.  In the event that the Company experiences a triggering event related to an asset or asset group and is required to perform an impairment analysis in accordance with ASC 360-10, the Company will include the required disclosures around key assumptions and methodologies used for valuing the asset or asset groups.

Securities and Exchange Commission

January 15, 2021

Goodwill, page 70

10.           Considering the significant goodwill impairment charge reported during 2018, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether a reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:

•	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	A detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

The Company acknowledges the Staff's comment and respectfully points the Staff to its updated disclosure on pages 73 through 75 of the Amendment.

Employees, page 87

11.           Please revise to describe your human capital resources or advise. Refer to Item 101(c)(2)(ii) of Regulation S-K.

Response

The Company acknowledges the Staff's comment and has updated its disclosure to include a description of human capital management on pages 95 and 96 of the Amendment.

Employment Agreements and Separation Agreements, page 99

12.           Please file the employment agreement with Mr. Herndon as an exhibit to the registration statement or tell us why this is not required. See Item 601(b)(10)(iii) of Regulation S-K.

Response

The Company acknowledges the Staff's comment and advises that it will file Mr. Herndon’s employment agreement as an exhibit in a subsequent amendment to the Draft Registration Statement.

Securities and Exchange Commission

January 15, 2021

Note 20--Share-Based Compensation, page F-66

13.           Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock, including issuances by your operating subsidiaries, leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response

The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent valuation determinations and the estimated offering price, if any.

Note 21 - Restructuring Activities, page F-67

14.           Please amend your filing to provide all the disclosures required ASC 420-10-50-1. For each major type of cost, please disclose the total expected to be incurred and a reconciliation of the beginning and ending liability balances of the restructuring program. Please also provide the required segment disclosures.

Response

The Company acknowledges the Staff's comment and respectfully points the Staff to its updated disclosure on pages F-67 through F-68 of the Amendment.

Exhibits

15.           With reference to you disclosure on page 67, please file your Senior Secured Credit Facilities agreements pursuant to Regulation S-K, Item 601, or advise.

Response

The Company acknowledges the Staff's comment and advises that it will file the credit agreement governing the Senior Secured Credit Facilities as an exhibit to a subsequent amendment to the Registration Statement. In the exhibit index within the Amendment, the Company includes the credit agreement as Exhibit 10.1.

Securities and Exchange Commission

January 15, 2021

16.           With reference to the disclosure in the second paragraph on page 71, please file the Purchase Agreement or advise.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that the Purchase Agreement is not material to the Company under Regulation S-K, Item 601(b)(2), as the acquisition closed on September 6, 2017, and there are no material ongoing obligations of the Company remaining under the agreement. Moreover, the acquisition agreement is not a related party agreement requiring disclosure under Regulation S-K, Item 404. To the extent there are certain material arrangements between the Company and the Sponsor arising from the 2017 Acquisition, they are contained in the Management Agreement and the Investor Rights Agreement, each of which will be filed as exhibits to the Registration Statement in a subsequent amendment. For these reasons, we have not filed the Purchase Agreement as an exhibit.

General

17.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the "Securities Act") to potential investors. If the Company determines to make, or authorizes anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide copies of such communications to the Staff for its review on a supplemental basis.

* * * *

Securities and Exchange Commission

January 15, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Bradley C. Reed, P.C. at (312) 862-312-7351 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Bradley C. Reed, P.C.

Bradley C. Reed, P.C.

cc:	Philip Wieland
Chief Executive Officer, Diversey Holdings, Ltd.